

DIVISION OF
CORPORATION FINANCE

January 3, 2012

<u>Via Email</u>
Mr. Terrill Moore
Chief Financial Officer
First Interstate BancSystem, Inc.
401 North 31st Street
Billings, Montana 59116

Re: First Interstate BancSystem, Inc.
　　Form 10-K for the fiscal year ended December 31, 2010
　　Filed February 28, 2011
　　Form 10-Q for the quarterly period ended March 31, 2011
　　Filed May 6, 2011
　　File No. 001-34653

Dear Mr. Moore:

　　We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing[s] and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　/s/ Christian Windsor

　　　　　　　　　　　　　　　Christian Windsor
　　　　　　　　　　　　　　　Special Counsel

Cc:　　Via Email
　　　　Laura Bailey
　　　　First Interstate Bancsystem, Inc.